Exhibit 10.3

July 25, 2022

Dear Dimitry:

On behalf of Arcus Biosciences, Inc. (“Arcus” or the “Company”), I am pleased to invite you to join the Company in the role of Chief Medical Officer. Below are details of the compensation and benefits program that we offer, as well as other terms of your employment with Arcus. Should you have any questions regarding any part of this offer, or wish to receive additional details, please let us know and we can provide more information for you.

1.
Position. Your title will be Chief Medical Officer and you will report to the Company’s Chief Executive Officer, Terry Rosen, Ph.D. This is a full-time position. By signing this letter agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company. While you render services to the Company, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company.

2.
Cash Compensation. Your annualized base salary will be $540,000, less payroll deductions and all required tax withholdings, payable in accordance with the Company’s standard payroll schedule (“Base Salary”). Your Base Salary will also be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time. In addition, you will be eligible to receive an annual bonus with a target bonus of 45% of your Base Salary (“Annual Bonus”), which shall be based on goal achievement during the applicable performance year, subject to approval of the Company’s Board of Directors or its Compensation Committee. The goals for your first year of employment will be established by you and the Company’s Chief Executive Officer within 30 days following your start date. For calendar year 2022, you will be eligible to receive a prorated portion of your Annual Bonus based on your start date.

3.
Employee Benefits. As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits. In addition, you will be entitled to paid vacation in accordance with the Company’s vacation policy, as in effect from time to time. You will also be entitled to Directors and Officers Liability Insurance on the same terms and conditions as offered to other executive officers of the Company and indemnification in accordance with the Company’s Indemnification Agreement, which will be supplied to you for execution upon your start date with the Company.

4.
Equity Awards. An important component of your compensation includes the opportunity for ownership in the Company. To that end, subject to the approval of our Board or its Compensation Committee, Arcus will grant you (a) an option to purchase 170,000 shares of the Company’s common stock (the “Option”) with an exercise price equal to the fair market value on the Grant Effective Date, which shall be determined by the Board or its Compensation Committee and (b) 42,500 restricted stock units (the “RSU”). The Option will vest monthly over 4 years and the RSU will vest annually over 4 years until they are each fully vested or you are no longer a service provider to the Company, whichever occurs first. The Option and RSU will be subject to the terms and conditions of the equity plan pursuant to which they are granted and the equity award agreements issued thereunder. Both the Option and RSU represent a material inducement for you to accept this offer of employment with the Company.

5.
Severance Benefits. You will be eligible for the Company’s severance programs described below, which will be subject to your execution and non-revocation of a general release of claims against the Company and certain related parties:

(a)
In the event you are subject to an Involuntary Termination (as such term is defined in the Severance and Change in Control Agreement) within twelve months following a change in control of the Company, you will be entitled to receive salary continuation, COBRA benefits and accelerated vesting of your equity awards.

(b)
In the event you are terminated without cause (and, for clarity, not in connection with a change in control of the Company), you will be entitled to receive salary continuation, COBRA benefits and consideration of your pro-rata bonus based on the number of days you were employed during such year.

6.
Proprietary Information and Inventions Agreement. You will abide by the Company’s strict policy that prohibits any new employee from using or bringing with him/her all prior employers’ proprietary information, trade secrets, proprietary materials, and/or processes. Upon starting employment with the Company, you will be required to sign a Proprietary Information and Invention Assignment Agreement indicating, among other things, your agreement with this policy.

7.
Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you).

This offer is contingent upon our verification of your employment history, education credentials, and successful completion of a background check. Furthermore, this offer is subject to satisfactory proof of your identity and right to work in the United States. Any intentional misrepresentation concerning these items may result in actions up to and including revocation of this offer or termination of your employment at Arcus.

* * * * *

You may indicate your agreement with these terms and accept this offer by signing and dating this letter agreement and returning it to me no later than August 1, 2022. Please note that this offer, if not accepted by you, will expire on August 1, 2022.

Very truly yours,

Arcus Biosciences, Inc.

By: /s/ Terry Rosen Terry Rosen, CEO

I have read and accept this employment offer:

By: /s/ Dimitry Nuyten, MD, Ph.D. Dimitry Nuyten, MD, Ph.D.

Dated: 7/26/2022